

Use of Funds Narrative
(Companion to Traipse Financial Model Spreadsheet)

Introduction

When Traipse began researching the possibility of creating My Local Token, the company faced a choice between ramping up sales of the existing Traipse service and trying to fund development of MLT with the proceeds, or seeking investment capital to fund that development. It rapidly became clear that quick action was of the utmost importance in a fast-developing market for handling everyday transactions digitally, and that with the slow sales cycle inherent in working with government agencies and nonprofit organizations, accumulating the cash necessary to successfully launch a digital community currency platform would simply take too long.

We also realized that Traipse and MLT would strengthen each other, with the ability to offer real-world rewards in the form of MLT becoming a strong incentive for Traipse usage and user content generation, and the community of Traipse users serving as a strong foundation for adoption of MLT. We wanted to be able to sell a fully-realized version of Traipse, as opposed to an incomplete fulfillment of the original vision of a gaming app with users earning rewards within, and supporting, a local community. The global pandemic has both delayed our progress and confirmed the path forward, as it temporarily inhibited the growth of Traipse while also focusing attention on the precarious position of independent businesses and local business districts. It has also provided further evidence of the demand for local economic development tools, with cases of localities creating community currencies to help businesses and provide a safety net for workers (see https://www.cbsnews.com/news/hard-currency-one-washington-city-prints-its-own-money-on-wood/; https://www.nola.com/entertainment_life/eat-drink/article_8e828c3c-6bcd-11eb-9cd1-a34f22184767.html; and for examples).

This investment capital campaign represents our ambition to bring the social benefit we believe Traipse and MLT together will create, to as many communities, in as powerful a form as possible. The chosen method of an Investment Crowdfunding campaign reflects our desire to make the MLT project one of radical inclusion - not just a new technology that could disrupt the status quo for the benefit of few, but a vanguard of a social movement aimed at returning economic capital, control, and resilience to the local level.

Use of Capital Campaign Proceeds

Please reference the Financial Model sheet "OpEx 21mth" for itemized projected expenditures through the end of 2022.

Traipse is seeking $950,000 in Seed funding in the form of stock purchases, and will use the proceeds as follows:

Category	Campaign Total	Milestone 1	Milestone 2	Milestone 3
My Local Token Software Development	$266,000	$156,000	$35,000	$75,000
Operating Expenses (HR)	$252,375	$50,000	$55,250	$147,125
Sales	$106,250	$24,000	$22,250	$60,000
Merchant Outreach and Promotion	$82,000	$30,000	$22,000	$30,000
Professional Services (Legal, Accounting)	$54,500		$14,500	$40,000
Traipse Software Development and Integration	$50,000	$40,000	$10,000	
Onboarding/Client Support	$50,000		$15,000	$35,000
User Support	$40,000		$10,000	$30,000
Operating Expenses (Non-HR)	$25,675		$8,000	$17,675
Data Hosting/Serving and Software	$23,200		$8,000	$15,200
	$950,000	$300,000	$200,000	$450,000

The minimum target offering amount is $300,000, and the deadline to reach this amount is November 10, 2021. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding Offering, investment commitments will be cancelled, and committed funds will be returned.

We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.

The closings will occur at milestone increments, as shown below. Once we reach our maximum target offering amount (Third Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

Traipse will use the proceeds of this Regulation Crowdfunding Offering to expand its services to include offering to local tourism and economic development organizations a platform for managing a digital local currency, integrated with our existing platform for promoting local businesses through gamified, app-led experiences.

Below is a more detailed description of our use of proceeds at each milestone described above.

First Milestone: $300,000 (minimum target offering amount) - funds the development of My Local Token as a local community currency platform and service to local agency and organization clients/partners. Proceeds from the initial phase of the campaign will immediately be tapped to continue the development of the My Local Token mobile application and begin conducting the pilot project in Staunton, Va., in cooperation with the Staunton Downtown Development Association. This amount will also fund additional necessary software investment in the Traipse app to facilitate its integration with the MLT ecosystem , and will allow Traipse to begin scaling up sales capacity to take the combined MLT/Traipse product to a national market.

Second Milestone: $500,000 (an additional $200,000 raised) - facilitates bringing software development in-house in 2022 and scaling of support staff capacity commensurate with expanded operations in 2022. Sales trends for the existing Traipse service are positive, with many potential clients in the pipeline and a coordinated 6-month regional sales campaign underway focused on post-COVID local economic recovery. With $300,000 in proceeds from the first phase of the campaign, and around $100,000 in projected Traipse revenue for the year, only a 2021 operating shortfall of about $50,000 would need to be covered by further campaign proceeds.

Third Milestone: $950,000 (an additional $450,000 raised) - allows Traipse to quickly scale up to a nationwide market by the end of 2022, able to hire business development, administrative, and support personnel without causing a cash flow issue. We project 2023 as essentially a break-even year before a profitable 2024, but need to cover a projected cumulative deficit (including capital expenditures) of nearly $600,000 through the end of 2022 and still have sufficient cash on hand entering that break-even year of 2023.

We believe that reaching the $300,000 minimum goal will allow us to prove the MLT concept through the pilot project and begin making sales. Reaching the full total of $950,000, however, will undoubtedly set a course for rapid but stable growth over the next three years.